

September 26, 2013

<u>Via Email</u>
Douglas D. Dobbs
President
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201

> **Re: Mines Management, Inc.**
> **Registration Statement on Form S-3**
> **Response dated September 24, 2013**
> **File No. 333-190838**

Dear Mr. Dobbs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 in our letter dated September 20, 2013. Please amend your Form 10-Q for the quarterly period ended June 30, 2013 to reflect that your disclosure controls and procedures were not effective for that quarter. See Rule 12(b)-15 of the Exchange Act for guidance.

2.   We note the Tandy language provided at the end of your supplemental response letter; however, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement directly from the company in the exact language below acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Deborah Friedman
        Davis Graham & Stubbs LLP